Exhibit 99.1

ASML Discloses Results of Annual General Meeting of Shareholders

VELDHOVEN, the Netherlands, 26 April 2017 - ASML Holding N.V. (ASML) today announces the results of its Annual General Meeting of Shareholders held on 26 April 2017.

The General Meeting of Shareholders adopted ASML’s statutory financial statements for the financial year 2016.

In addition, the General Meeting of Shareholders approved the following items:

•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2016.
•	Proposal to adopt a 2016 dividend of EUR 1.20 per ordinary share.
•	Proposal to adopt the revised Remuneration Policy for the Board of Management.
•	The maximum number of shares for the Board of Management for 2017, and the maximum number of stock options and/or shares for employees.
•	Proposals to reappoint Ms. P.F.M. (Pauline) van der Meer Mohr, Ms. C.M.S. (Carla) Smits-Nusteling, Mr. D.A. (Doug) Grose, and Mr. W.H. (Wolfgang) Ziebart as members of the Supervisory Board.
•	Proposal to adjust the remuneration of the Supervisory Board.
•	The appointment of KPMG as the external auditor for the reporting year 2018.
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Proposal to authorize the Board of Management for a period of 18 months from 26 April 2017: (i) to issue shares or grant rights to subscribe for ordinary shares in the capital of ASML, limited to 5 percent of the issued share capital of the Company at the time of the authorization; (ii) to issue an additional 5 percent of the issued share capital only in connection with mergers, acquisitions and/or (strategic) alliances; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.

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Proposal to extend the existing authority of the Board of Management to acquire through 26 October 2018 a maximum of 20% of ASML’s issued share capital, subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or Nasdaq Stock Market. The AGM also authorized the cancellation of up to 20% of the issued share capital of ASML as of 26 April 2017.

The following subjects were also discussed at the General Meeting of Shareholders:

•	ASML's business and financial situation.
•	The implementation of the Remuneration Policy for the Board of Management in 2016.
•	ASML’s reserves and dividend policy.
•	The composition of the Board of Management: Mr. F.J. (Frits) van Hout was reappointed as member of the Board of Management, effective today.
•	The composition of the Supervisory Board in 2018: Ms. P.F.M. (Pauline) van der Meer Mohr and Mr. J.M.C. (Hans) Stork will retire by rotation per the Annual General Meeting of Shareholders to be held in 2018. Ms. Van der Meer Mohr will not be available for reappointment.

The presentation given at the Annual General Meeting of Shareholders and the recording of an audio webcast are available at www.asml.com.

Media Relations Contacts	Investor Relations Contacts
Monique Mols,	Craig DeYoung,
phone +31 6 5284 4418	phone +1 480 696 2762
Lucas van Grinsven,	Marcel Kemp,
phone +31 6 101 99 532	phone +31 40 268 6494

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 17,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

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